Exhibit 99.5

NICE Actimize Cloud-Based AML Essentials Chosen by Voyager Digital
to Support Growing Cryptocurrency-Digital Asset Platform

AML Essentials helps cryptocurrency platforms meet regulatory requirements and accelerate global market expansion

Hoboken, N.J., September 14, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business and its cloud-based AML Essentials solutions have been chosen by Voyager Digital Ltd, one of the world’s fastest growing cryptocurrency platforms, to support its digital asset customers. Voyager Digital will leverage Essentials Suspicious Activity Monitoring and Customer Due Diligence applications within its operations. Voyager Digital announced $3.3 billion assets under management as of April 2021, with more than 60 crypto assets and stablecoins and over 30 interest bearing assets available on the Voyager app.

NICE Actimize AML Essentials is a cost-effective, rapid time to value anti-money laundering solution which provides comprehensive coverage for KYC/CDD, risk screening, and suspicious activity monitoring. Using the same power and experience as its enterprise solutions, NICE Actimize’s AML Essentials reduces overhead to make compliance easier and at a lower total cost of ownership. The solution also provides full regulatory coverage and a single view of customer risk across the customer lifecycle by synergizing AI, machine learning, domain expertise, and intelligent automation.

“It's important for Voyager Digital to join with the market leader in anti-money laundering technology to efficiently transition our system into a more automated environment,” explained Steve Ehrlich, CEO and Co-founder, Voyager Digital Ltd. “As we further expand our market, it's mission-critical to have a strong AML partner like NICE Actimize to meet the requirements of major regulatory agencies while providing a seamless experience for our users.”

“Leading the industry with AML solutions addressing the unique requirements of cryptocurrency and digital asset platforms, NICE Actimize will support Voyager Digital’s accelerated growth with our cloud-based, real-time capabilities to deliver exceptional performance and value,” said Craig Costigan, CEO, NICE Actimize.

Trading on the Voyager app is currently available to all U.S. residents, excluding those who live in New York state. Voyager Digital is actively working with regulators to obtain a BitLicense to operate in New York and internationally later this year. NICE Actimize AML solutions can help cryptocurrency / digital asset companies meet the requirements of the New York Department of Financial Services (NY DFS) BitLicense.

For additional information on NICE Actimize’s Anti-Money Laundering Essentials solutions, please click here.

About Voyager Digital Ltd.
Voyager Digital Ltd. is a publicly traded holding company whose subsidiaries operate a crypto-asset platform that provides retail and institutional investors with a seamless solution to trade crypto assets. The Voyager platform provides customers with competitive price execution through its smart order router and a custody solution on a wide choice of popular crypto-assets. Voyager was founded by established Wall Street and Silicon Valley entrepreneurs who teamed to bring a better, more transparent, and cost-efficient alternative for trading crypto-assets to the marketplace. Please visit us at https://www.investvoyager.com for more information.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. No securities regulatory authority has either approved or disapproved of the contents of this press release.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investor assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, Cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.